Exhibit 4.8

SIERRA METALS INC.

NOTICE OF SPECIAL MEETING

TO BE HELD ON FEBRUARY 16, 2017

AND

MANAGEMENT INFORMATION CIRCULAR

DATED AS OF JANUARY 12, 2017

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Sierra Metals Inc., a corporation existing under the laws of Canada (the “Corporation”) will be held on Thursday, February 16, 2017, at 181 Bay Street, Suite 2100, Toronto, Ontario, M5J 2T3, Canada, at 10:00 a.m. (local time in Toronto) for the following purposes:

1.

To consider and if deemed appropriate, to approve a special resolution in the form set out in Schedule “A” to this Notice of Meeting and Management Information Circular (the “Circular”), authorizing the Corporation to reduce the stated capital of the common shares of the Corporation (the “Common Shares”), as more particularly described in the Circular; and

2.	To transact such other business as may properly be put before the Meeting or any adjournment or adjournments thereof.

If you are a registered shareholder of the Corporation, you are entitled to attend and vote at the Meeting in person or by proxy. The board of directors of the Corporation requests that all registered shareholders who will not be attending the Meeting in person read, date and sign the accompanying Form of Proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) (Attention: Proxy Department), 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting, or adjournment or postponement thereof. If a registered shareholder does not deliver a Form of Proxy to Computershare by 10:00 a.m. (Toronto time) on Tuesday, February 14, 2017 (or not less than 48 hours, excluding Saturdays, Sundays and holidays before any adjournment or postponement of the Meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy. Only shareholders of record at the close of business on January 3, 2017 will be entitled to receive notice of and to vote at the Meeting.

If you are a beneficial shareholder but not a registered shareholder of the Corporation, a Voting Instruction Form, instead of a Form of Proxy, may accompany the Circular. You must follow the instructions, including deadlines for submission, on such Voting Instruction Form to vote your Common Shares.

A Form of Proxy accompanies this Circular.

DATED at Toronto, Ontario this 12th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Mark Brennan
Mark Brennan
President and Chief Executive Officer

SIERRA METALS INC.

Suite 2100 – 79 Wellington Street West

Toronto, Ontario M5K 1H1

MANAGEMENT INFORMATION CIRCULAR

(all information as at January 12, 2017 unless otherwise indicated)

FORWARD-LOOKING INFORMATION

This management information circular (the “Circular”) contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, statements with respect to the Distribution (as defined herein), future management of Sierra Metals Inc., a corporation existing under the laws of Canada (the “Corporation” or “Sierra”), the future business of the Corporation, and activities, events or developments that management expects or anticipates will occur or may occur in the future. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information is based on the reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable at the date that such statements are made. Forward-looking information involves known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Corporation, as applicable, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is made as of the date of this Circular and, other than as required by securities law, the Corporation disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise unless so required by applicable securities laws. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

SOLICITATION OF PROXIES

This Circular is provided in connection with the solicitation of proxies by the management of the Corporation for use at the special meeting of shareholders of the Corporation (the “Meeting”) to be held on February 16, 2017, at the time and place and for the purposes set forth in the accompanying notice of meeting (the “Notice of Meeting”), or at any adjournments or postponements thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited in person or by telephone or facsimile by employees of the Corporation. The cost of solicitation will be borne by the Corporation. The Corporation does not intend to retain the services of a third party proxy solicitation agent to solicit proxies for the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are officers of the Corporation. A shareholder of the Corporation wishing to appoint some other person (who need not be a shareholder) to represent such shareholder at the Meeting may do so by inserting the appointee’s name in the blank space provided in the Form of Proxy and depositing the duly completed Form of Proxy at the registered office of Computershare Investor Services Inc., the Corporation’s transfer agent, by 10:00 a.m. Tuesday, February 14, 2017 (or not less than 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used).

Any proxy given may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his, her or its attorney authorized in writing, and deposited either at the registered office of Computershare Investor Services Inc., the Corporation’s transfer agent, by 10:00 a.m. Tuesday, February 14, 2017 (or not less than 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used) or in any other manner permitted by law. The shareholder may choose to attend the Meeting or any adjournment thereof in person and exercise their voting rights.

The Form of Proxy must be signed and dated by the shareholder or by his or her attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized representative. Persons signing as executors, administrators, trustees or in any other representative capacity should so indicate and give their full title as such. If a shareholder does not deliver a Form of Proxy to Computershare Investor Services Inc., the Corporation’s transfer agent, by 10:00 a.m. (Toronto time) on Tuesday, February 14, 2017 (or before 48 hours, excluding Saturdays, Sundays and holidays before any adjournment of the Meeting at which the proxy is to be used) then the shareholder will not be entitled to vote at the Meeting by proxy.

EXERCISE OF DISCRETION BY PROXY

A shareholder forwarding the enclosed Form of Proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. The persons named in the enclosed Form of Proxy will vote the shares in respect of which they are appointed in accordance with the directions, if any, of the shareholders appointing them. In the absence of such directions, such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular. The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to any amendment or variation to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. At the time of printing this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, in either case, the persons named in the Form of Proxy will vote according to their best judgment.

NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares of the Corporation (“Common Shares”) in their own name. Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares, such as securities dealers or brokers, banks, trust companies, and trusts or other financial institutions; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer” (“NI 54-101”), the Corporation has distributed copies of the Circular and the Form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, unless a Non-Registered Holder has waived the right to receive them, and often use a service corporation for this purpose. Non-Registered Holders will either:

(a)

be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service corporation, will constitute voting instructions which the Intermediary must follow. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must properly complete and sign the form and submit it to the Intermediary or its service corporation in accordance with the instructions of the Intermediary or service corporation. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service corporation through the Internet or through a toll-free telephone number; or

(b)

be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service corporation. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above. In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered. A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

The Corporation will not pay for Intermediaries to deliver Meeting Materials and voting instruction forms to objecting beneficial owners (“OBOs”). An OBO is a Non-Registered Holder that has objected to their Intermediary disclosing ownership information about such holder to the Corporation. Accordingly, OBOs will not receive the Meeting Materials unless their Intermediary assumes the costs of delivery. The Corporation is not relying on the “notice-and-access” delivery procedures outlined in NI 54-101 to distribute copies of the Meeting Materials.

APPROVAL OF MATTERS

The Form of Proxy forwarded to holders of Common Shares affords the shareholder the opportunity to specify the manner in which the proxy nominees are to vote with respect to the Stated Capital Resolution (as defined below) by checking the appropriate space in order to indicate whether the Common Shares registered in the shareholder’s name shall be voted “FOR” or “AGAINST” the Stated Capital Resolution. In order for the Stated Capital Resolution to be approved, a special majority of not less than two thirds of the votes cast, whether in person or by proxy, must be in favour of the Stated Capital Resolution.

Persons present and holding or representing ten per cent (10%) of the Common Shares entitled to vote at such meeting shall constitute a quorum for the Meeting. If a quorum is present at the opening of the Meeting, the shareholders present may proceed with the business of the Meeting, notwithstanding that a quorum is not present throughout the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Corporation (the “Board”) has fixed January 3, 2017, at the close of business, as the record date for the determination of the shareholders entitled to receive notice of the Meeting and to vote thereat (the “Record Date”). All holders of at least one Common Share of the Corporation as of that date will have the right to vote at the Meeting.

As of the Record Date 162,073,293 Common Shares were issued and outstanding, each giving the right to one vote on all matters to be acted upon at the Meeting. All such holders of record of Common Shares on the Record Date are entitled either to attend and vote thereat in person the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation’s transfer agent, Computershare Investor Services Inc., within the time specified in the attached Notice of Meeting, to have the Common Shares held by them voted thereat by proxy.

To the knowledge of the directors and officers of the Corporation, the only persons, firms or corporations who own, as of January 3, 2017, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation, are as follows:

Shareholder Name	Number of Common Shares	Percentage of Issued and Outstanding Shares
Arias Resource Capital Fund L.P.*	52,721,964	32.5%
Arias Resource Capital Fund II L.P.*	27,981,325	17.3%
Arias Resource Capital Fund II (Mexico) L.P.*	1,587,826	1.0%
(the above funds are collectively referred to as the “ARC Funds”)
BlackRock, Inc. (for and on behalf of its investment advisory subsidiaries)	16,360,977	10.1%
Arias Resource Capital Management LP (“ARCM”)	357,766	0.2%

*

Mr. J. Alberto Arias (Chairman and a director of the Corporation) is the sole member of Arias Resource Capital GP LLC, the general partner of ARCM, investment manager to the ARC Funds. Mr. Arias is also the sole director of each of the general partners of the ARC Funds.

DATE OF INFORMATION

Except as otherwise stated, the information contained in this Circular is given as of January 12, 2017.

PARTICULARS OF MATTERS TO BE ACTED UPON

Background to the Reduction of Stated Capital

On January 12, 2017, Sierra and its wholly-owned subsidiary, Cautivo Mining Inc. (“Cautivo”), filed a preliminary prospectus (the “Preliminary Prospectus”) in each of the provinces and territories of Canada (other than Québec) for the purpose of distributing to the holders of Common Shares all of the issued and outstanding common shares (the “Cautivo Shares”) in the capital of Cautivo (the “Distribution”) and to distribute to the holders of Cautivo Shares rights (“Rights”) to purchase from treasury additional Cautivo Shares (the “Rights Offering”). Cautivo was incorporated by Sierra on December 6, 2016 for the purpose of completing the Distribution and the Rights Offering. The Preliminary Prospectus may be accessed on SEDAR at www.sedar.com under Cautivo’s profile.

On November 14, 2012, Sierra acquired all of the outstanding shares of Plexmar Resources Inc. (“Plexmar”)

pursuant to a plan of arrangement (the “Arrangement”). In connection with and subsequent to the Arrangement, Sierra made advances to Plexmar and its subsidiaries in the aggregate amount of approximately US$4.8 million (collectively, the “Loans”). Prior to the completion of the Distribution, Sierra intends to dispose of and transfer to Cautivo all of the outstanding shares of Plexmar and the Loans for proceeds of disposition (“Proceeds”) in the form of additional Cautivo Shares. The result of this transfer will be that Cautivo will be a wholly-owned subsidiary of Sierra (until the completion of the Distribution), Plexmar will be a wholly-owned subsidiary of Cautivo and the Loans will be held by Cautivo.

Pursuant to the Distribution, Sierra intends to distribute to holders of Common Shares all of the Proceeds, being all of the issued and outstanding Cautivo Shares as a return of capital with the result that Sierra will no longer hold any Cautivo Shares. Sierra is a Canadian mining company focused on the production of precious and base metals from its Yauricocha Mine in Peru, and its Bolivar Mine and Cusi Mine in Mexico. While Sierra is also exploring several precious and base metals targets in Peru and Mexico, Sierra does not consider that the properties currently held by Plexmar are core to Sierra’s ongoing strategy. In addition, these properties have ongoing property maintenance fees and other expenses associated with them. Accordingly, Sierra believes that the value of Plexmar and the Las Lomas Project (as defined below) are not fully reflected in the trading price of the Common Shares. By distributing the Cautivo Shares as publicly traded shares, Sierra will seek to unlock the unrecognized value of the Las Lomas Project and place it directly into the hands of Sierra’s shareholders.

Cautivo has applied to list the Cautivo Shares on the Canadian Securities Exchange (the “CSE”). Listing will be subject to Cautivo fulfilling all of the listing requirements of the CSE.

Certain details of the Distribution and the Rights Offering, including the number of Cautivo Shares to be received by shareholders of the Corporation for each Common Share held, the number of Rights to be distributed, the subscription price for Cautivo Shares under the Rights Offering, the total size of the Rights Offering and the timing of the Distribution and the Rights Offering have not been finalized. Such details will be contained in the final prospectus, if any, to be filed by Sierra and Cautivo to effect the Distribution and the Rights Offering (the “Prospectus”). Complete details of the Distribution and the Rights Offering, including the tax treatment of the Distribution, will be contained in the Prospectus which will be sent to each holder of Common Shares and which will be made accessible on SEDAR at www.sedar.com under Cautivo’s profile.

Properties of Plexmar

At the time of the Distribution, Cautivo’s only material assets will be its ownership interest in Plexmar and the Loans. The main asset of Plexmar is its indirect interest in the Las Lomas Project (the “Las Lomas Project”). The Las Lomas Project consists of 44 mining concessions totaling 31,635 ha, located in the Department of Piura in northern Perú, near the Ecuador border. Under Article 71 of the Peruvian Constitution, foreign individuals (including Peruvian-domiciled companies owned ultimately by overseas investors) must obtain permission from the President of the Republic and the Board of Ministers, in the form of a Supreme Decree, in order to hold any type of concession over property located within 50 kilometers of any of Peru’s national borders (the “Border Zone”). All of the concessions comprising the Las Lomas Project are within the Border Zone.

Plexmar, through its Peruvian subsidiary, Sociedad Minera San Miguelito S.A.C. (“San Miguelito”), has a 100% interest (subject to a 2% net smelter royalty (“NSR”) in respect of one concession) in respect of 7 concessions of the Las Lomas Project for which the required Supreme Decree has been obtained. As a corporation ultimately controlled by foreign individuals, San Miguelito is prohibited under Peruvian law from holding (directly or indirectly) any type of concession in the Border Zone until the required Supreme Decree has been obtained. Accordingly, certain other concessions forming part of the Las Lomas Project are held by Minera Ate, which has, in turn, granted San Miguelito the right to acquire such properties in the future as further described below. Minera Ate is a Peruvian corporation owned by two Peruvian nationals.

Minera Ate has direct mining rights in respect of 26 concessions of the Las Lomas Project. Pursuant to an option agreement between San Miguelito and Minera Ate (the “Minera Ate Option Agreement”), San Miguelito has the right, upon the receipt of the required Supreme Decree, to acquire the 26 concessions currently held by Minera Ate in exchange for US$1.8 million. Application has been made to receive the Supreme Decree for these concessions but such approval has not yet been received.

An additional 3 concessions forming part of the Las Lomas Project may be acquired by Minera Ate pursuant to an option agreement between Minera Ate and the titleholder, Minera Leona de Oro S.A.C. (the “Hans Option Agreement”). The table below sets out the payments required to maintain and/or exercise the option.

Concept	Payments (US$)
Option Maintenance	$750,000	(1)
Option Exercising (Mining Rights Transfer)	$3,000,000
NSR of 1.7% (Maximum)	$1,500,000

Total	$5,250,000

(1)

Payments of US$150,000 are due on May 27 in each year from 2016 until 2020. A total of US$100,000 has been paid in respect of the 2016 payment with the balance of US$50,000 being retained pending the resolution of an objection filed by a third party in respect of one of the concessions.

An additional 8 concessions forming part of the Las Lomas Project (the “Pending Concessions”) have been awarded but are in the process of being formally granted to Minera Ate by the government.

Pursuant to an agreement between Minera Ate and San Miguelito, Minera Ate has assigned to San Miguelito all of Minera Ate’s right and obligations under the Hans Option Agreement (subject to the receipt of the required Supreme Decree and subject to the NSR referred in the chart above) in exchange for (i) San Miguelito assuming all of Minera Ate’s obligations under the Hans Option Agreement and (ii) the payment by San Miguelito to Minera Ate of the sum of US$106,000 upon the receipt of the required Supreme Decree. In addition, pursuant to an additional option agreement between San Miguelito and Minera Ate, San Miguelito has the right to acquire from Minera Ate the Pending Concessions (if and when such concessions are registered to Minera Ate) in exchange for the payment of US$180,000.

To date, San Miguelito has been funding the activities of Minera Ate in respect of the concessions held by Minera Ate in the Las Lomas Project (including the Hans X, Hans XX and Hans XXX concessions and the Pending Concessions) by way of advances. As at the date hereof, San Miquelito has made advances to Minera Ate in the aggregate amount of approximately US$1.8 million. In addition, it is expected that San Miguelito will continue to make advances to Minera Ate from time to time to fund the activities of Minera Ate. Accordingly, it is expected that the price payable by San Miguelito to acquire each of the 26 concessions currently held by Minera Ate, the Hans X, Hans XX and Hans XXX concessions and the Pending Concessions will be satisfied through a full or partial reduction of amounts paid by San Miguelito in respect of these concessions.

Limited exploration work has been conducted on the Las Lomas Project to date. No drilling has been conducted and no mineral resource estimates or mineral reserve estimates have been completed on the Las Lomas Project.

Sierra believes that the current fair market value of the Las Lomas Project is approximately US$2.6 million and that the fair market value of Cautivo is the same as the fair market value of the Las Lomas Project. The fair market value of the Las Lomas Project has been determined by the Board in good faith and in accordance with the exercise of its business judgment based, in part, on the advice of its professional advisors. The fair market value of Cautivo at the time of the Distribution will be determined by the Board on the same basis and will be disclosed in the Prospectus but will be based on the prevailing market conditions at the time of such determination and may be higher or lower than US$2.6 million.

Based on the number of Common Shares outstanding on the Record Date and assuming that the value of Cautivo is US$2.6 million, the value of Cautivo ascribed to each Common Share is approximately US$0.01604 (C$0.02106 based on the Bank of Canada noon exchange rate for January 12, 2017 of C$1.3130 per US$1.00).

Approval of Stated Capital Resolution

While the Distribution itself does not require approval by Sierra’s shareholders, a return of capital to the holders of Common Shares requires a reduction in the stated capital of the Common Shares. The alternative to distributing the Cautivo Shares to holders of Common Shares as a return of capital would be for Sierra to distribute such shares as a dividend in kind. Such a dividend would be a taxable dividend for the purposes of the Income Tax Act (Canada).

Accordingly, at the Meeting, shareholders of the Corporation will be asked to consider and, if thought advisable, approve, with or without variation, a special resolution (the “Stated Capital Resolution”) authorizing Sierra to reduce the stated capital of the Common Shares by an amount equal to the aggregate amount of the Distribution, for the purpose of effecting a one-time special distribution of the Cautivo Shares by way of a return of capital.

The text of the Stated Capital Resolution shall be substantially as attached hereto as Schedule “A”. In order for the Stated Capital Resolution to be approved, a special majority of not less than two thirds of the votes cast at the Meeting in person or by proxy must be in favour of the Stated Capital Resolution.

If the Stated Capital Resolution is approved by the holders of Common Shares at the Meeting, the Board intends to cause Sierra to effect the Distribution as soon as practicable following the filing of the Prospectus. Notwithstanding approval of the Stated Capital Resolution by shareholders, the Board, in its sole discretion, may determine not to proceed with the Distribution without further approval or action by or prior notice to shareholders. If the Stated Capital Resolution is not approved by the holders of Common Shares at the Meeting, the Board may nonetheless determine to proceed with the Distribution as a taxable dividend.

The Board believes that the proposed Distribution is in the Corporation’s best interests and therefore unanimously recommends that shareholders vote in favour of the Stated Capital Resolution. It is the intention of the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, to vote the proxy IN FAVOUR of the Stated Capital Resolution at the Meeting.

Certain Canadian Federal Tax Considerations Relating to the Distribution

Schedule “B” to the Circular sets out certain income tax considerations arising in respect of the receipt, holding and disposition of Cautivo Shares to a holder of Common Shares of Sierra.

Ex-Distribution Trading

In accordance with the policies and procedures of the Toronto Stock Exchange (“TSX”), it is anticipated that the Common Shares will commence trading on an “ex-Distribution” basis (the date on which purchases of the Common Shares on the TSX will no longer have an attaching right to the Distribution) at the opening two trading days prior to the record date for the Distribution (the “ex date”). Since regular settlement occurs three trading days after the trade date (T+3), purchases of Common Shares that occur on or after the ex date will be settled without the entitlement to the Distribution. In such event, the seller of the Common Shares retains the right to the Distribution, and the opening bid quotation is usually reduced by the value of the Distribution.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, the Corporation is not aware of any of the directors, nominees, officers or other insiders of the Corporation or any associate or affiliate of any of these persons, having any material interest in the matters to be acted upon at the Meeting, by way of beneficial ownership of securities or otherwise.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of the Corporation’s knowledge, except as disclosed herein, since the commencement of the Corporation’s most recently completed financial year, no informed person of the Corporation, proposed nominee for director or any associate or affiliate of an informed person or proposed nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an “informed person” of the Corporation means: (a) a director or executive officer of the Corporation; (b) a director or executive officer of a person or Corporation that is itself an informed person or subsidiary of the Corporation; (c) any person or Corporation who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or Corporation as underwriter in the course of a distribution; and (d) the Corporation itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its Common Shares.

Pursuant to the Rights Offering, it is expected that for every whole Right held, an eligible holder will be entitled to subscribe for one Cautivo Share at a price to be determined prior to the filing of the Prospectus. Holders who exercise their Rights in full will also be entitled to acquire additional Cautivo Shares on a pro rata basis (but subject to certain limitations), if available (the “Additional Subscription Privilege”). In connection with the Rights Offering, it is expected that two of the ARC Funds, Arias Resource Capital Fund II L.P. and Arias Resource Capital Fund II (Mexico) L.P. (collectively, the “Standby Purchasers”), will enter into a standby agreement with Cautivo (the “Standby Agreement”). Under the Standby Agreement, it is expected that each Standby Purchaser will agree to exercise all of the Rights held by such Standby Purchaser and, severally, to purchase all of the Cautivo Shares underlying the Rights that are unexercised by other holders of Rights (the “Unsubscribed Shares”). To the extent that either Standby Purchaser acquires any Unsubscribed Shares and/or or acquires any Cautivo Shares under the Additional Subscription Privilege, its percentage ownership interest in Cautivo will be increased from that which existed immediately prior to the completion of the Rights Offering and such increase could be material.

AUDITORS

The auditors of the Corporation are PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has been the Corporation’s auditors since 2012.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in this Circular. If any other matter properly comes before the Meeting, the persons named in the Form of Proxy will vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

Financial information relating to the Corporation is provided in the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2015 and the Corporation’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2016 (unaudited), and the related annual and interim management’s discussion and analysis (“MD&A”). Shareholders who wish to obtain a copy of the financial statements and MD&A of the Corporation may contact the Corporation as follows:

By phone:	416-366-7777
By e-mail:	info@sierrametals.com
By mail:	SIERRA METALS INC.
79 Wellington Street West, Suite 2100
P.O. Box 157
Toronto, ON M5K 1H1

BOARD APPROVAL

The Board has approved the content and distribution of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Mark Brennan
Mark Brennan
President and Chief Executive Officer
January 12, 2017

SCHEDULE “A”

STATED CAPITAL RESOLUTION

“WHEREAS:

1.

Sierra Metals Inc. (the “Corporation” or “Sierra”) intends to make a single distribution (the “Distribution”) of all of the issued and outstanding common shares of Cautivo Mining Inc. (“Cautivo”), on a date (the “Distribution Date”) to be determined by the board of directors of Sierra (the “Board”), in its sole discretion, to the holders of common shares (“Common Shares”) of the Corporation of record on a date to be determined by the Board, in its sole discretion, by way of a return of capital and corresponding reduction in the stated capital of the Common Shares, in an aggregate amount equal to the fair market value of the common shares of Cautivo comprising the Distribution as determined by the Board (the “Distribution Amount”);

2.	the Distribution Amount is not to exceed the current stated capital attributable to the Common Shares on the Distribution Date;

3.

there are no reasonable grounds for believing that the Corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or that the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities; and

4.

no amount of the Proceeds (as such term is defined in the management information circular of the Corporation dated January 4, 2017) has been paid by Sierra on a previous reduction of the stated capital of any class of shares of the capital stock of the Corporation;

BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

1.	the stated capital account of the Common Shares be reduced by the Distribution Amount;

2.

any officer or director of Sierra is hereby authorized and directed for and on behalf of Sierra to execute or cause to be executed, under the seal of Sierra or otherwise, and to deliver or cause to be delivered all such documents, agreements and instruments, and to perform or cause to be performed all such acts and things, as such officer or director shall determine to be necessary or desirable to give full effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or instruments or the performing or causing to be performed of such other acts or things; and

3.

notwithstanding that this special resolution has been duly passed by the holders of Common Shares, the Board, in its sole and absolute discretion, may defer acting on this special resolution or revoke this special resolution at any time before it is acted upon without further approval, ratification or confirmation by or prior notice to the holders of Common Shares.”

SCHEDULE “B”

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the principal Canadian federal income tax considerations arising in respect of the receipt, holding and disposition of Cautivo Shares to a holder of common shares of Sierra (“Sierra Shares”) who as beneficial owner, receives such Cautivo Shares under the Distribution and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Regulations thereunder, (i) deals at arm’s length with Sierra and Cautivo, (ii) is not affiliated with Sierra or Cautivo, and (iii) holds Sierra Shares and Cautivo Shares as capital property at all relevant times (a “Holder”). Generally, Sierra Shares and Cautivo Shares will be capital property to a Holder provided that the Holder does not acquire or hold such securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the provisions of the Tax Act and the Regulations thereunder, in force on the date hereof and Sierra’s understanding of the current administrative policies and practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies and practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations which may differ materially from those described in this summary.

This summary is not applicable to a Holder: (i) that is a “specified financial institution”, (ii) an interest in which is or whose shares are a “tax shelter investment”, (iii) that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, (v) that has or will enter into a “derivative forward agreement”, or (vi) who has acquired Sierra Shares on the exercise of an employee stock option, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the consequences of acquiring Cautivo Shares.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. It does not take into account or consider the tax laws of any province or territory or of any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own tax advisers regarding the income tax considerations applicable to them having regard to their particular circumstances.

Assumptions Regarding Return of Capital

Distributions made by public corporations, such as Sierra, are generally characterized as taxable dividends for the purposes of the Tax Act, unless a specific exemption applies. Subsection 84(2) of the Tax Act provides, in effect, that a distribution made on a “winding up, discontinuance or reorganization of its [Sierra’s] business”, will not be taxed as a dividend so long as the amount or value of the funds or property distributed does not exceed the amount by which the paid-up capital (“PUC”) of the relevant shares is reduced on the distribution.

It is noted that the Distribution will be made by Sierra as part of a number of potential changes, including the incorporation of Cautivo and the transfer of all of the common shares of Plexmar and the Loans to Cautivo in exchange for Cautivo Shares (the “Reorganization”), that are contemplated in order to maximize the overall value of the Sierra assets for Sierra Shareholders. Other changes include launching the Cautivo as a public company and the Rights Offering.

Subsection 84(4.1) of the Tax Act applies in certain circumstances to deem a return of capital by a public corporation (such as Sierra) to be a dividend. However, subsection 84(4.1) of the Tax Act does not apply to the Distribution provided that: (i) the Distribution can reasonably be considered to have been derived from proceeds of disposition realized by Sierra from a transaction that occurred outside the ordinary course of the business of Sierra but within the period that commenced 24 months before the Distribution; and (ii) no other amount that may reasonably be considered to have derived from such proceeds was paid by Sierra as a reduction of PUC prior to the Distribution. Management of Sierra has determined that the Distribution will be paid as a direct result of the proceeds of disposition that Sierra expects to receive on the sale of the outstanding common shares of Plexmar and the Loans to Cautivo in exchange for Cautivo Shares under the Reorganization, that such transaction was outside of the ordinary course of Sierra’s business, and that no amount that may reasonably be considered to have derived from such proceeds will have been paid by Sierra as a reduction of PUC prior to the Distribution. Therefore, the Distribution should be treated as a tax-free return of PUC (subject to the comments below concerning the reduction of the adjusted cost base of the Sierra Shares) and not as a deemed dividend pursuant to subsection 84(4.1) of the Tax Act.

PUC is computed according to the relevant provisions of the Tax Act. The starting point for computing PUC is the stated capital of the Sierra Shares for corporate law purposes, which amount is then subject to adjustment according to detailed rules contained in the Tax Act. Sierra management has advised that the PUC of the Sierra Shares will exceed the fair market value of the Cautivo Shares on the date the Distribution is effected. The summary of tax consequences set out below assumes that the fair market value of the Cautivo Shares will not exceed the PUC of the Sierra Shares on which the distribution is made and that subsection 84(4.1) will not apply.

Resident Holders

The following is a discussion of the consequences under the Tax Act to Holders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada (“Resident Holders”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem any shares, including Sierra Shares, Cautivo Shares and all other “Canadian securities”, as defined in the Tax Act, owned by such Resident Holder to be capital property in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Sierra Shares or Cautivo Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

The Distribution

The distribution of the Cautivo Shares as a return of capital will reduce the adjusted cost base of a Resident Holder’s Sierra Shares by an amount equal to the fair market value on the date the Distribution is effected of the Cautivo Shares that are issued to or for the benefit of such holder. If the amount so required to be deducted from the adjusted cost base of the Sierra Shares to a particular Resident Holder exceeds the Resident Holder’s adjusted cost base of such Sierra Shares, the excess will be deemed to be a capital gain realized by such Resident Holder from a disposition of their Sierra Shares. Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”). A Resident Holder that is throughout the year a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.

Cautivo Shares received by a Resident Holder should have a cost to the Resident Holder for tax purposes equal to their fair market value at the time of such receipt. In computing the adjusted cost base of the Cautivo Shares at any time, the adjusted cost base of a Resident Holder’s Cautivo Shares will be averaged with the respective adjusted cost base of all of the Cautivo Shares held by the Resident Holder as capital property at that particular time.

Capital Gains and Capital Losses

On a disposition or deemed disposition of a Cautivo Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the Cautivo Share exceed (or are less than) the aggregate of any reasonable costs of disposition and the adjusted cost base to the Resident Holder of the Cautivo Share immediately before the disposition or deemed disposition.

A Resident Holder of Cautivo Shares who disposes or is deemed to dispose of such shares will generally be required to include in such Resident Holder’s income the amount of any taxable capital gain and may deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by the holder in the year of the disposition. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.

In the case of a Resident Holder that is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of a Cautivo Share may be reduced by the amount of dividends previously received or deemed to have been received by it on such Cautivo Share, to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Cautivo Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” as defined in the Tax Act may be liable to pay an additional refundable tax of 10 2/3% on any taxable capital gains.

Capital gains realized by an individual or certain trusts may give rise to a liability for alternative minimum tax.

Dividends

In the case of a Resident Holder that is an individual (other than certain trusts), dividends received or deemed to be received on the Cautivo Shares will be included in computing the Resident Holder’s income and will be subject to the normal gross-up and dividend tax credit rules applicable to dividends paid by taxable Canadian corporations under the Tax Act, including the enhanced gross-up and dividend tax credit applicable to any dividend designated by Cautivo as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be limitations on Cautivo’s ability to designate dividends as “eligible dividends”.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on the Cautivo Shares and generally will be entitled to deduct an equivalent amount in computing its taxable income. In certain circumstances, section 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard for their own circumstances.

“Private corporations” (as defined in the Tax Act) and certain other corporations controlled by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts) generally will be liable to pay a 38 1/3% refundable tax under Part IV of the Tax Act on dividends to the extent such dividends are deductible in computing the corporation’s taxable income.

Non-Resident Holders

The following summary is relevant to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable tax treaty or convention, is a non-resident or is deemed to be a non-resident of Canada and does not acquire or hold and is not deemed to acquire or hold Sierra Shares or Cautivo Shares in the course of carrying on a business in Canada (“Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident that is an insurer which carries on business in Canada and elsewhere. Such non-residents should consult their own tax advisors.

The Distribution

The distribution of the Cautivo Shares as a return of capital will reduce the adjusted cost base of a Non-Resident Holder’s Sierra Shares by an amount equal to the fair market value, on the date the Distribution is effected, of the Cautivo Shares that are issued to or for the benefit of such holder. If the amount so required to be deducted from the adjusted cost base of the Sierra Shares to a particular Non-Resident Holder exceeds the Non-Resident Holder’s adjusted cost base of such Sierra Shares, the excess will be deemed to be a capital gain realized by such Non-Resident Holder from a disposition of their Sierra Shares. See “Capital Gains and Capital Losses” below.

The Cautivo Shares received by a Non-Resident Holder will have a cost to the Non-Resident Holder for tax purposes equal to the fair market value of such Cautivo Shares at the time of receipt. On a disposition or deemed disposition of a Cautivo Share, a Non-Resident Holder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for the Cautivo Share exceed (or are less than) the aggregate of any reasonable costs of disposition and the adjusted cost base to the Non-Resident Holder of the Cautivo Share immediately before the disposition. See “Capital Gains and Capital Losses” below.

Capital Gains and Capital Losses

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Sierra Share or a Cautivo Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Sierra Share or Cautivo Share constitutes “taxable Canadian property” to the Non-Resident Holder thereof for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention.

Provided the Sierra Shares and Cautivo Shares are listed on a “designated stock exchange”, as defined in the Tax Act, at the time of disposition, the Sierra Shares and Cautivo Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of Sierra or the Corporation, as applicable; and (b) more than 50% of the fair market value of the shares of such applicable corporation was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding the foregoing, a Sierra Share or Cautivo Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Sierra management has advised that it does not believe that more than 50% of the fair market value of Sierra Shares or the Cautivo Shares is or will be derived directly or indirectly from property referred to under paragraph (b) above and therefore the Sierra Shares and the Cautivo Shares should not constitute taxable Canadian property.

Generally, a Non-Resident Holder who realizes a capital gain on a disposition of Sierra Shares or Cautivo Shares that constitute or are deemed to constitute “taxable Canadian property” of the Non-Resident Holder and which is not exempt from tax under an applicable income tax treaty or convention will be subject to the tax treatment described above under the heading “Resident Holders – Capital Gains and Capital Losses”.

Non-Resident Holders who will hold Sierra Shares or Cautivo Shares as “taxable Canadian property” should consult their own tax advisors.

Dividends

Dividends received or deemed to be received by a Non-Resident Holder on the Cautivo Shares will be subject to Canadian withholding tax under the Tax Act. The general rate of withholding tax is 25%, although such rate may be reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident Holder’s country of residence. Under the Canada-United States Income Tax Convention (1980) (the “Treaty”) as

amended, the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is a resident of the U.S. for purposes of the Treaty and entitled to benefits under the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of Cautivo’s voting shares). Non-Resident Holders should consult their own tax advisors.